Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
APPLICATION FOR ADMISSION
London, United Kingdom, 15 October 2009 — Randgold Resources announces that an application has been made to the London Stock Exchange and the UK Listing Authority for 6,628,769 ordinary shares of a par value of US$0.05 each to be admitted to the Official List. These shares will rank pari passu with the existing shares in issue.
The additional shares are to be issued in connection with the business combination with Moto Goldmines Limited announced on 5 August 2009.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

Note: Randgold and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including a management information circular of Moto and a copy of the arrangement agreement related to the Moto acquisition. Investors and security holders are urged to carefully read the management information circular and the arrangement agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources Limited, David Haddon, General Counsel and Secretary.